Exhibit 99.1

Contacts:

In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS SECOND QUARTER 2020 RESULTS

•	Revenue Increases 10.7% in 2Q20 Compared to 2Q19

•	Gross Profit Increases 34.1% in 2Q20 Compared to 2Q19

•	Net Debt Reduced by US$49.9 Million to US$144.1 Million in 2Q20, with a US$189.3 Million Balance of Retained Cash and Cash Equivalents

•	Distributed Cash Dividend of NT$1.8 Per Common Share on July 31, 2020 and US$1.227 Per ADS on August 7, 2020

Hsinchu, Taiwan – August 11, 2020 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported consolidated financial results for the second quarter ended June 30, 2020. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$29.44 against US$1.00 as of June 30, 2020.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the second quarter of 2020 was NT$5,428.1 million or US$184.4 million, a decrease of 2.8% from NT$5,586.8 million or US$189.8 million in the first quarter of 2020 and an increase of 10.7% from NT$4,905.3 million or US$166.6 million for the same period in 2019. The second quarter of 2020 revenue level represents a six-year high for the Company.

Net profit attributable to equity holders of the Company for the second quarter of 2020 was NT$544.9 million or US$18.5 million, and NT$0.75 or US$0.025 per basic common share, as compared to NT$712.7 million or US$24.2 million, and NT$0.98 or US$0.033 per basic common share in the first quarter of 2020, and NT$1,274.6 million or US$43.3 million, and NT$1.75 or US$0.06 per basic common share in the second quarter of 2019. Net earnings for the second quarter of 2020 were US$0.51 per basic ADS, compared to US$0.67 per basic ADS for the first quarter of 2020 and US$1.19 per basic ADS in the second quarter of 2019.

As of June 30, 2020, the Company’s retained balance of cash and cash equivalents was US$189.3 million, after the US$49.9 million reduction in its net debt during the second quarter 2020 to US$144.1 million. The Company distributed a cash dividend of NT$1.8 per common share on July 31, 2020 and US$1.227 per ADS on August 7, 2020 or approximately US$0.949 per ADS after the Taiwan withholding tax and Citibank, N.A.’s depositary fees.

Second Quarter 2020 Investor Conference Call / Webcast Details

1.	Date: Tuesday, August 11, 2020

Time: 4:00PM Taiwan (4:00AM New York)

Dial-In: +886-2-21928016

Password: 166416 #

Webcast of Live Call and Replay: http://wms.gridow.com/ir/chipmos/chipmos_2020Q2_ch.html

Replay Starting 2 Hours After Live Call Ends

Language: Mandarin

2.	Date: Tuesday, August 11, 2020

Time: 8:00PM Taiwan (8:00AM New York)

Dial-In: +1-201-689-8562

Password: 13706850

Replay Starting 2 Hours After Live Call Ends: +1-412-317-6671, with ID 13706850

Webcast of Live Call and Replay: http://wms.gridow.com/ir/chipmos/chipmos_2020Q2_en.html

Language: English

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors, including the potential impact of COVID-19. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.